UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

UBS AG

(Name of Subject Company)

UBS AG

(Name of Person Filing Statement)

Registered shares, par value CHF 0.10 per share

(Title of Class of Securities)

H89231338

(CUSIP Number of Class of Securities)

David Kelly

UBS AG

677 Washington Boulevard

Stamford, CT 06901

Telephone: +1 (203) 719-3000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

Copies to:

David Rockwell, Esq.

Sullivan & Cromwell LLP

1 New Fetter Lane

London EC4A 1AN

United Kingdom

Tel. No.: 011-44-20-7959-8900

☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (the “Amendment”) supplements Item 9 (but no other item) of the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the U.S. Securities and Exchange Commission on October 14, 2014, (together with the amendments and supplements thereto, the “Statement”) by UBS AG, a Swiss Aktiengesellschaft/société anonyme (“UBS”). The Statement relates to the offer made UBS Group AG, a Swiss Aktiengesellschaft/société anonyme (“UBS Group”), to acquire any and all issued ordinary shares (“UBS Shares”) of UBS in exchange for registered shares of UBS Group (the “Exchange Offer”). The Exchange Offer is comprised of the U.S. offer and the Swiss offer.

Item 9.	Exhibits

Item 9 of the Statement is hereby supplemented to include the following:

Exhibit No.	Description

(a)(1)(xxviii)	Taxation summary for cross-border employees participating in deferred compensation plans (incorporated by reference to the filing made by UBS AG on October 23, 2014, pursuant to Rule 425 under the Securities Act of 1933, as amended)

SIGNATURES

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

UBS AG

By:	/s/ Gordon Kiesling
Name:	Gordon Kiesling
Title:	Executive Director

By:	/s/ Sarah Starkweather
Name:	Sarah Starkweather
Title:	Executive Director

Date: October 23, 2014

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